FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2002

Current Technology Corporation (File #0-1984)

(Translation of registrant's name into English)

Suite 530 – 800 West Pender Street, Vancouver, B.C. Canada, V6C 2V6

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statement September 30, 2002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X       Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

Date: December 04, 2002

By:

“Edward Ma”

 Edward Ma

Its:       Controller

(Title)

CURRENT TECHNOLOGY CORPORATION

QUARTERLY REPORT

SEPTEMBER 30, 2002

For further information contact:

Robert K. Kramer, CA

Chief Financial Officer

Tel:

604-684-2727

Fax:

604-684-0526

Email:  ctc@axionet.com

CURRENT TECHNOLOGY CORPORATION
(Incorporated under the Company Act of British Columbia)
CONSOLIDATED BALANCE SHEETS
As at September 30, 2002 and December 31, 2001
(Canadian dollars)
(unaudited - prepared by management)

	2002	2001

CURRENT ASSETS
Cash	$39,157	$47,488
Accounts receivable	26,317	11,884
Subscription receivable	105,420	435,631
Prepaid expenses	21,753	21,753
Inventory	18,609	6,312

Total current assets	211,256	523,068

CAPITAL ASSETS (Note 3)	29,039	15,997
PATENTS, LICENSE AND RIGHTS (Note 4)	135,000	150,000

	$375,295	$689,065

CURRENT LIABILITIES
Accounts payable
Trade	$279,337	$330,975
Other	87,530	187,990

Total current liabilities	366,867	518,965

Convertible Promissory Notes (Note 5)	403,493	349,212

Promissory Note (Note 6)	258,767	-

CAPITAL DEFICIENCY
Equity component of convertible promissory note (Note 5)	113,007	142,148
Share capital (Note 7)	30,266,721	29,107,492
Subscription Liability (Note 8)	33,331	716,760
Contributed surplus (note 9)	309,420	309,420
Deficit	(31,376,311)	(30,454,932)

	(653,832)	(179,112)

Going Concern (Note 1)
Commitments (Note 16)	$375,295	$689,065
Subsequent Events (Note 17)

APPROVED BY THE BOARD:

“Robert Kramer” Director

“Anthony Harrison” Director

See accompanying notes to financial statements

CURRENT TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Canadian dollars)
(unaudited - prepared by management)
	3 months ended	9 months ended	3 months ended	9 months ended
	September 30, 2002	September 30, 2002	September 30, 2001	September 30, 2001
Revenue
ETG	$17,809	$66,683	$13,298	$41,742
Other	185	469	146	10,804
	17,994	67,152	13,444	52,546

Expenses
Bank charges and interest	862	26,320	1,030	6,468
Consulting	7,730	32,170	16,969	66,161
Depreciation and amortization	6,836	19,597	5,886	17,801
Foreign exchange	33,485	6,880	33,773	37,521
Interest on long-term debt	13,735	31,575	5,000	12,094
Investor relations	821	14,077	29,311	89,562
Legal, accounting and filing fees	24,131	107,929	34,196	51,285
Manufacturing	8,161	20,435	6,354	20,603
Office and supplies	12,200	28,764	9,332	25,355
Other	3,420	20,235	3,433	12,489
Public relations	33,940	82,265	-	-
Regulatory-health	84,184	149,958	-	-
Rent	12,042	32,788	11,110	32,218
Salaries and benefits	88,323	280,204	85,862	261,209
Telephone	6,761	19,165	5,000	12,701
Tests and studies	28,382	85,811	17,912	63,578
Travel	14,079	30,358	4,376	17,725

	379,092	988,531	269,544	726,770

Net loss	(361,098)	(921,379)	(256,100)	(674,224)

Deficit, beginning of period	(31,015,213)	(30,454,932)	(29,961,918)	(29,543,794)

DEFICIT, END OF PERIOD	($31,376,311)	($31,376,311)	($30,218,018)	($30,218,018)

Basic and fully diluted net loss per share		($0.01)		($0.02)

See accompanying notes to financial statements

CURRENT TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian dollars)
(unaudited - prepared by management)

	3 months ended	9 months ended	3 months ended	9 months ended
	September 30, 2002	September 30, 2002	September 30, 2001	September 30, 2001
OPERATING ACTIVITIES
Net loss	($361,098)	($921,379)	($256,100)	($674,224)
Items not affecting cash
Depreciation and amortization	6,836	19,597	5,886	17,801
	(354,262)	(901,782)	(250,214)	(656,423)
Decrease (increase) in non-cash working capital
Prepaid expenses	-	-	23,046	46,371
Accounts receivable	9,065	(14,433)	(429)	21,616
Subscription receivable	197,820	330,211	75,700	-
Inventory	(4,134)	(12,297)	-	-
Accounts payable	(170,088)	(152,098)	(20,147)	(101,188)
Deposit on license agreement	-	-	14,513	17,775

Change in operating assets and liabilities	(321,599)	(750,399)	(157,531)	(671,849)

FINANCING ACTIVITIES
Subscription liability	(285,071)	(683,429)	(64,472)	33,938
Convertible promissory notes	29,461	25,139	45,918	206,537
Promissory note	258,767	258,767	-	-
Issuance of new shares	305,400	1,159,229	179,319	426,743
	308,557	759,706	160,765	667,218

Investing Activities
Purchase of capital assets	-	(17,638)	-	-

NET CASH INFLOW (OUTFLOW)	(13,042)	(8,331)	3,234	(4,631)

CASH BEGINNING OF PERIOD	52,199	47,488	7,111	14,976

CASH END OF PERIOD	$39,157	$39,157	$10,345	$10,345

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	14,597	57,895	6,030	18,562

See accompanying notes to financial statements

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

nine months ended September 30, 2002

(Canadian dollars)

(unaudited - prepared by management)

1.

Going Concern:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.  The company is currently engaged in discussions with potential investors which could result in receipt of additional  financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will concluded successfully. The ability of the company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing and/ or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.  If the company was unable to continue as a going concern, material adjustments would be required to the carrying value of assets and liabilities on the balance sheet and the balance sheet classifications used.

2.

Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 18.

b)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.

c)

Capital Assets -

Capital assets are recorded at cost.  Amortization is provided on the following annual rates:

Computer equipment and software

3 years straight-line

Furniture and fixtures

20%

declining basis

Office equipment

20%

declining basis

d)

Use of Estimates -

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

e)

Patents, License and Rights -

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to Electrotrichogenesis ("ETG") and are amortized over 10 years.

f)

Loss Per Share

Loss per share computations are based on the weighted average number of shares outstanding during the period.

g)

Revenue Recognition -

The company recognizes revenue on the sale of ETG devices when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.

Revenue from royalty agreements is recognized when earned which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

 h)

Future Income Taxes -

The company has adopted the liability approach for accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants.  Future income tax assets and future income tax liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using substantively enacted rates and laws expected to be in effect when the differences reverse.  Future tax expense was based on amortization that was reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

Future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized.

i)    Stock Based Compensation Policy -

The company has a stock-based compensation policy which is described in Notes 10 and 18.  Under the policy, options are granted at fair value.  No compensation expense has been recognized for options granted when stock options are issued to employees and directors.  Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

3.

Capital Assets:

			Net Book Value
	Cost	Accumulated Amortization	September 30, 2002	December 31, 2001
Computer equipment and software	$168,315	$160,268	$8,047	$ -
Furniture and fixtures	42,883	39,729	3,154	3,678
Office equipment	102,163	84,325	17,838	12,319
	$313,361	$284,323	$29,039	$15,997

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

5.

Convertible Promissory Notes:

As at September 30, 2002, the company had two convertible promissory notes outstanding.

The first convertible promissory note is issued to a lender who owns over 15% of the issued and outstanding common shares of the company.  As at September 30, 2002, total principal amount due under the convertible promissory note amounted to US$279,300, of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  This note will mature on August 31, 2005.  The liability portion of this note is $392,682 which includes $66,855 of accrued interest and an equity component of $107,740.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units issued by the company, each unit consisting of one common share and one common share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share of the company at US$0.05 up to and including March 31, 2006.  Each US$0.05 of principal or interest outstanding at the time of conversion may be converted into one unit.  The company is not permitted to repay the principal and interest due under the note prior to August 31, 2005.

This note is secured by a general security agreement, under which the company has granted a security interest over all of the company's assets, including all intellectual property.

The second convertible promissory note was issued on June 28, 2001 for US$10,000.  This convertible promissory note is unsecured, non-interest bearing and matures on June 28, 2005.  The liability portion of this note is $10,811 which includes $1,562 of accrued interest and an equity component of $5,267.

The holder of this convertible promissory note may convert the principal into 450,000 warrants.  Each warrant will entitle the holder to purchase one common share in the capital of the company at US$0.20 at any time prior to June 28, 2005.

The liability component of the convertible promissory notes are calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory notes, calculated as the amount required to accrete the liability component back to the amount payable on maturity, are charged to interest expense.

6.

Promissory Note:

As at September 30, 2002, the company had one promissory note outstanding.

The  promissory note is issued to a lender who owns over 15% of the issued and outstanding common shares of the company.  As at September 30, 2002, total principal amount due under the promissory note amounted to US$160,000. The note bears interest at a fixed rate of 10% per annum and will mature on January 2, 2004.

7.

Share Capital:

a)

Authorized -

100,000,000 Common shares without par value

10,000,000 Class "A" preference shares without par value

a)

Issued and Fully Paid -

	September 30, 2002		December 31, 2001
	Number of Shares	Amount	Number of Shares	Amount
Issued and fully paid, beginning of period	44,003,015	$29,107,492	38,501,987	$28,361,858
for cash	2,400,000	1,006,848	5,243,768	706,264
Commission	80,000	-	-	-
for settlement of debt	-	-	177,260	33,000
exercise of option	-	-	80,000	6,370
exercise of warrants	1,850,000	152,381	-	-
Issued and fully paid during year	48,333,015	$30,266,721	44,003,015	$29,107,492

On August 2, 2001, the company settled $33,000 of debt by issuing 177,260 shares at US$0.12 per share.

On November 22, 2001, 80,000 options were exercised allowing the holder of the option to purchase 80,000 shares at US$0.05 per share.

On January 31, 2002, 1,650,000 warrants were exercised allowing the holder to purchase 1,650,000 shares at US$0.04 per share.

On January 31, 2002, 200,000 warrants were exercised allowing the holder to purchase 200,000 shares at US$0.15 per share.

On March 28, 2002 133,333 common shares were issued on a private placement financing at a price of US$0.30 per share.

On March 28, 2002 1,600,000 common shares were issued on a private placement financing at a price of US$0.25 per share

On April 17, 2002, 80,000 common shares were issued as finder’s fee for a private placement.

On July 22, 2002, 666,667 common shares were issued at US$0.30 per share on a private placement financing.

8.

Subscription Liability:

During the nine months ended September 30, 2002, the company agreed to issue 70,000 units in its capital at a price of US$0.30 per unit for total proceeds of US$21,000.  Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

9.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the company's subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability, has been recorded as contributed surplus.

10.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.

Options outstanding and exercisable at September 30, 2002 are as follows:

Expiry Date	Number of Shares	Option Price
June 8, 2003	150,000	US $0.05
February 7, 2005	3,170,000	US $0.05
December 20, 2005	200,000	US $0.05
September 6, 2006	275,000	US $0.125
October 10, 2006	200,000	US$ 0.20
December 19, 2006	225,000	US$ 0.26
April 8, 2007	250,000	US$ 0.26
July 25, 2007	100,000	US$ 0.30

Stock Options: (continued)

	September 30, 2002		December 31, 2001
	Common shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding, beginning of period	4,620,000	$0.08	3,835,000	$0.08
- granted	350,000	0.39	1,075,000	0.17
- exercised	-	-	(80,000)	0.05
- cancelled	(375,000)	0.14	(150,000)	0.05
- expired	(25,000)	-	(60,000)	0.30
Outstanding, end of period	4,570,000	$0.13	4,620,000	$0.08
Exercisable, end of period	4,570,000	$0.13	4,620,000	$0.08

The following table summarizes information about stock options outstanding and exercisable at September 30, 2002:

Exercise Price	Number outstanding at September 30, 2002	Weighted Average Remaining Contractual Life	Number Outstanding at December 31, 2001
US $0.05	3,520,000	2.4 years	3,520,000
US $0.12	275,000	4.2 years	575,000
US $0.20	200,000	4.1 years	275,000
US $0.26	475,000	4.3 years	225,000
US$0.30	100,000	5.0 years	-
CDN $0.50	-	-	25,000
	4,570,000		4,620,000

11.

Warrants:

Expiry Date	Number of Shares	Exercise Price
December 31, 2003	3,800,000	US $ 0.25
February 7, 2005	2,980,000	US $ 0.10*
June 30, 2005	2,500,000	US $ 0.05
January 31, 2006	1,564,600	US $ 0.05
June 30, 2006	1,266,667	US $0.075
September 27, 2006	179,167	US $ 0.15
October 11, 2006	1,680,000	US $ 0.50
May 17, 2007	666,667	US $ 0.55

* US$ 0.05 up to and including February 7, 2004.

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at September 30, 2002 in U.S. funds:

	September 30, 2002		December 31, 2001
	Common shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding, beginning of year	14,140,434	$0.11	9,480,000	$0.13
- Issued	2,346,667	0.51	4,660,434	0.06
- Exercised	(1,850,000)	0.05	-	-
Outstanding at end of year	14,637,101	$0.19	14,140,434	$0.11

12.

Related Party Transactions:

   2002

   2001

Transactions during the year -

Salaries and consulting fees accrued or paid during the year

$224,373

$ 216,475

Consulting fees paid to companies controlled by

common directors

-

77,500

Interest charges paid to a director of the company

23,736

-

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

Balance at Quarter end -

Salaries, consulting fees payable to directors and

       companies controlled by directors of the company

59,282

229,524

The balances are payable on demand and have arisen from provision of services referred to above.

On December 27, 2001, the company disposed of two 100% owned inactive subsidiaries, CTC Nevada Corp and C.T.G.P Corp., to a director at a fair market value of $100.

13.

Financial Instruments:

Fair Values -

Unless otherwise noted cash, accounts receivable, subscription receivable, accounts payable, deposit on license agreement and convertible promissory notes are stated at amounts that approximate book value.

14.

Segmented Information:

The company’s major operations relate to the sales of ETG machines worldwide as well as royalty charged on using the machines.

The breakdown of ETG revenue by region is as follows:

      2002

         2001

Europe

$ 18,087

$ 11,032

North America

47,919

30,710

South America

         677

    ______     -

     $66,683

   $41,742

15.

Income Taxes:

The difference in income tax (recovery) due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2001	2000
Future income tax assets:
Eligible capital expenditures	$ 63,727	$ 63,727
Capital assets	418,364	407,717
Operating loss carryforward	3,114,277	4,068,700
Capital loss carryforward	1,376,706	296,875
	4,973,074	4,837,019
Valuation loss provision	(4,973,074)	(4,837,019)
	$ -	$ -

The company has non-capital losses for income tax purpose of approximately $7,126,492 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2002

$1,517,527

2003

2,099,805

2004

1,391,302

2005

483,105

2006

330,971

2007

492,394

2008

811,388

The company has incurred net capital losses of $1,376,706 for income tax purpose which may be utilized to reduce future years’ capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

The company has investment tax credits for income tax purpose of approximately $429,757 which is subject to audit by Canada Customs and Revenue Agency.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is not more likely than not that these benefits will be realized.

16.

Commitments:

The company has entered into an agreement to lease its premises to April 30, 2005.  The future minimum lease payments for the next four years are as follows:

2002

$5,094

2003

20,377

2004

20,377

2005

6,792

The company is committed to one operating lease.  The annual lease payments for the next three years are as follows:

2002

$2,728

2003

10,915

2004

3,638

17.

Subsequent Events:

Subsequent to September 30, 2002 the company entered into a Security Loan Agreement with a lender who owns 15% of the issued and outstanding common shares of the company.  Under the terms of the agreement, the company has a security interest over all of the company’s assets, including all intellectual property.  This security interest ranks behind the security interest granted to the same lender, as described in Note 5.

Subsequent to September 30, 2002, the company agreed to issue to an individual placee, 83,333 units in capital at a price of US$0.30 per unit for total proceeds of US$25,000.  Each unit consists of one common share and one share purchase warrant.  Each warrants entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

18.

Differences between Canadian and United States

Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Income:

The application of U.S. GAAP would have the following effects on the net income as reported::

	2002	2001
Net Loss - Canadian GAAP	$(921,379)	$(674,224)
Adjustments in respect of:
Stock based compensation expenses
- non-employees	-	(66,570)
Net Loss- U.S. GAAP	$(921,379)	$(740,794)

Stock Based Compensation:

(i)

Employee stock options -

The company accounts for its employees stock options with the intrinsic value method  "APB 25".  Since stock options are granted at the quoted market value of the company’s common shares at the date of grant or higher, there is no compensation cost to be recognized by the company under U.S. GAAP.

(i)

Non-Employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes options price model with the following weighted average assumptions:

Volatility factor of the market

250%

Price of the company shares

$0.14

Dividend yield

0%

Weighted average of options

5 years

Risk-free interest rate

5%

Net Loss Per Share:

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition:

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue  in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession’s existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on its financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under the Canadian GAAP:

	2002	2001
Liabilities - Canadian GAAP	$1,029,127	$ 868,177
Effect of equity portion of promissory notes	113,007	142,148
Liabilities - U.S. GAAP	$1,142,134	$1,010,325

Deficit - Canadian GAAP	$ (653,832)	$ (179,112)
Effect of equity portion of promissory notes	(113,007)	(142,148)
Current years’ adjustment to net income	-	(66,570)
Cumulative effect of prior years’ adjustments to net income	(279,815)	(90,154)
Deficit - U.S. GAAP	($1,046,654)	($477,984)

Convertible Promissory Notes:

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory notes (Note 5).

Derivative Instruments:

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity’s rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company’s adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company’s financial position or results of operations.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

September 30, 2002

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)

Public relations

Public relations consulting agreement

 $82,625

b)

Legal, accounting and filing fees

Audit, accounting and tax

            $30,646

Intellectual property

  23,230

Legal and filing

  54,053

         $ 107,929

c)

Consulting

Marketing

$32,170

a)

Test and studies

Clinic

            $47,094

Medical advisory

  38,717

$85,811

e)

Salaries and benefits

Executive officers

$224,373

Other

    55,831

$280,204

f)

Bank charges and interest

Bank charges

$2,584

Interest

  23,736

$26,320

g)

Regulatory-Health

U.S. health regulatory expenses

$149,958

2.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2002, the Company paid or accrued:

a)

Salaries and consulting fees of $224,373 to officers and directors of the Company.

b)

Interest payment of $23,736 to a director of the Company.

c)

At September 30, 2002 other accounts payable includes salaries and consulting fees payable to officers, directors or companies controlled by directors of the Company in the amount of $59,282*.

* relates to 2001

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Summary of securities issued by the Company during the period

Date	Type	Type	Number	Price	Proceeds	Consideration
January	Common shares	Exercise of warrants	200,000	US$0.15	$47,619	Cash
January	Common shares	Exercise of warrants	1,650,000	US$0.04	104,762	Cash
March	Common shares	Private Placement	1,600,000	US$0.25	637,680	Cash
March	Common shares	Private Placement	133,333	US$0.30	63,768	Cash
April	Common shares	Finder’s fee	80,000	US$0.30	Nil	Services
June	Common shares	Private Placement	666,667	US$0.30	305,400	Cash

b)

On April 8, 2002 the Company granted Eldon Heppner, a director, an option to purchase 250,000 common shares at a price of US$0.26 per share up to and including April 8, 2007.

c)

On July 25, 2002 the Company granted Eldon Heppner, a director, an option to purchase 100,000 common shares at a price of US$0.30 per share up to and including July 25, 2007.

4.

SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized

100,000,000 common shares without par value

10,000,000 Class A preference shares without par value

b)

Issued

48,333,015 common shares outstanding - $30,266,721

c)

i)

The following options were outstanding as at September 30, 2002:

Number of Common Shares	Price Per Share	Expiry Date
150,000	US$0.05	June 8, 2003
3,170,000	US$0.05	February 7, 2005
200,000	US$0.05	December 20, 2005
275,000	US$0.125	September 6, 2006
200,000	US$0.20	October 10, 2006
225,000	US$0.26	December 19, 2006
250,000	US$0.26	April 8, 2007
100,000	US$0.30	July 25, 2007
4,570,000

i)

The following share purchase warrants were outstanding as at September 30, 2002.

Number of Shares 666,667 1,680,000 179,167 1,266,667	Price Per Share US$0.55 US$0.50 US$0.15 US$0.075	Expiry Date May 17, 2007 October 11, 2006 September 27, 2006 June 30, 2006
1,564,600	US$0.05	January 31, 2006
2,500,000	US$0.05	June 30, 2005
2,980,000	US$0.10	February 7, 2005*
3,800,000	US$0.25	December 31, 2003

* US$0.05 up to and including February 7, 2004

d)

There are no escrowed shares outstanding.

5.

LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 28, 2002

Peter W. Bell, Director

Eldon Heppner, Director

Anthony J. Harrison, Director and Chief Operating Officer

Anne Kramer, Director, President, Chairman and Chief Executive Officer

Robert K. Kramer, Director, Secretary, and Chief Financial Officer

1.

MANAGEMENT DISCUSSION

Having examined the present day economic and regulatory environment in the United States, the Company is now in a position to move into the spa market there.  The American spa industry is one that has enjoyed phenomenal growth in recent years.  An ISPA 2002 Spa Industry Study, prepared by PriceWaterhouseCoopers (September 2002) reports spa revenues for 2001 of $10.7 billion were more than double those of 1999.  The same study reports there were nearly 156 million spa visits in the United States in 2001.  As well, the International Spa Association reports there is a strong trend towards medical-type products and services at American spas.  Current Technology’s Electrotrichogenesis utilizes pulsed electrostatic energy that can noticeably improve the appearance and attractiveness of hair.  The Company believes that its product is a natural fit in today’s spa and intends to aggressively pursue the spa market in the United States for its cosmetic product Electrotrichogenesis.

Dr. Judi Weissinger, regulatory consultant for Current Technology and president of Weissinger Solutions, Inc. says, “Marketing the cosmetic use of Electrotrichogenesis should not impact the medical uses of the ETG device and vice versa because there are important differences.”  The Company is therefore, developing appropriate labeling and documentation to make Electrotrichogenesis available to the spa market in the United States.

Dr. Weissinger has also advised Current Technology to continue with its plans to obtain United States Food and Drug Administration (FDA) approval for the medical uses of the ETG device, namely indications for androgenic alopecia and hair loss prevention for oncology patients.   This is ongoing, and appropriate information will be disseminated, as it is available.

In June, the Company announced that a multi-national medical device company had ordered up to three ETG devices.  The purchaser, who has operations in over 50 countries, will use these ETGs to market test and evaluate.  Sale of the first of these three ETGs was booked in the second quarter and delivery was completed outside of North America;  sale of the second unit was booked in the fourth quarter and delivery was made to the United States.  On completion of a successful evaluation the purchaser has advised Current Technology that it can expect to receive orders for significant numbers of ETG devices.  Delivery of the third unit is expected shortly.

ETG treatment centers are presently operating in 10 countries:  United Kingdom, Cyprus, Greece, New Zealand, Australia, Canada, Mexico, Argentina, Chile and Kuwait:

The London Trichology Centre in England operates an ETG device.  The operator is not a distributor and has made no effort to expand.

Though a relatively small market, the first Cyprus location opened in Nicosia during September 1998.  A second ETG device was shipped in May 2000 and discussions are underway about a possible third ETG device.

ETG was launched in Greece on February 27, 2000 at a medical convention attended by approximately 50 physicians.  Today a total of nine ETG devices are operating in prestigious Laserline Clinics in Athens, Thessaloniki and several other locations.  Discussions are underway about a possible multi-device sale.

 A medical doctor, the distributor in New Zealand has been instrumental in conducting research to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the prevention of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results.

For personal reasons, the distributor in Australia has decided to cease operations and sell certain of his ETGs to:

a client of long-standing who will open a clinic in Brisbane to service the local client base; and

a hair transplant center in Melbourne that will commence using ETG in the near future.

All remaining ETGs will be purchased by the Company.

The Company has no distributor in Canada.  Two ETG devices are presently operating in greater Vancouver and one is operating in Calgary, Alberta.  Growth opportunities in Vancouver and Calgary have been adversely impacted by the Company’s lack of cash.  Discussions are underway for a possible location in Ontario.

As previously reported, the Argentinean distributor’s financial situation deteriorated to such a degree in the latter part of 1999, the Company was forced to terminate the distributor’s agreement for lack of payment and other breaches.  The economic crisis in Argentina has exacerbated an already difficult situation.  Over ten ETG devices are operating in these markets and efforts are being made to stabilize the situation so that the remaining operating ETG centers in Argentina and Chile (which was run by the former distributor in Argentina) may prosper in the future.

The distributor in Mexico has faced difficult circumstances in recent years resulting from political and economic uncertainty.  Although additional facilities are in the planning stages, certain ETG devices have been redeployed as a result of these difficult circumstances.

Employing the services of an agent in Europe, the Company shipped an ETG device to the Kuwait City Hospital, Kuwait in June 2000.

Most of the ETG devices are located in countries that have been suffering as a result of both general economic conditions and special circumstances such as the banking and economic crisis in Argentina.  Therefore, new sales to these existing distributors have evaporated and royalties have been modified to reflect new realities.

The Company is encouraged by recent clinical developments in New Zealand.

On June 12, 2002 the Company announced Psycho-Oncology’s - a peer-reviewed medical journal - publication (May/June 11:244-248 2002) of the results of a pilot research study that examined whether ETG could prevent or reduce hair loss in women with breast cancer undergoing CMF chemotherapy. Psycho-Oncology is a leading journal of the psychological, social, and behavioral dimensions of cancer. Twelve of the 13 female patients in this pilot study had good hair retention during chemotherapy and at the end of the study. The results also suggested that ETG treatment had a positive impact on quality of life. There were no reported side effects attributable to ETG. This study shows encouraging results in an area where no other appropriate treatment is currently available.

Hair loss or alopecia is often viewed as the most traumatic side effect of chemotherapy treatment for cancer patients. In fact, some women with breast cancer perceive the loss of their hair as more difficult to cope with than the loss of a breast because it is such as visible loss. The findings of a 1998 breast cancer patient study (Cancer Practice, Vol. 6, No. 1) indicate that over 90% of the women surveyed considered hair loss to be one of the most “troublesome” side effects of cancer treatment. Based on this fear, many medical practitioners believe their female cancer patients may be selecting other, often less effective, treatment options for their disease.

Conducted at St. Mark’s Breast Centre in Auckland, New Zealand, this study followed 13 chemotherapy patients undergoing concurrent ETG treatment. Twelve of the 13 women in this study had good hair retention compared to historical data. All of the women received two ETG treatments weekly. Quantitative hair loss was measured by photographic assessment and manual hair count. No side effects attributable to ETG were reported.  The women in the study also participated in a quality of life assessment. They indicated that choosing to participate in this study allowed them to maintain some control over their lives at a time when they felt control had been taken away. As a result, they reported feeling more confident about having to undergo CMF chemotherapy, provided the ETG treatment accompanied it.

The expanded clinical indication may enhance ETGs reputation; it may assist the FDA approval process; and may lead to additional sales opportunities.  The published report can be viewed on the ETG website:  www.etgtreatment.com.

As previously discussed, in preparation for its FDA submission, the Company has made a number of important additions to its medical and scientific advisory board:

Richard L. DeVillez, M.D., Professor Emeritus, former Chief, Department of Dermatology, University of Texas Health Science Center at San Antonio and former Director of Dermatology for the Upjohn Company.  Dr. DeVillez has agreed to serve as Chairman;

Douglas Beder, Ph.D., Professor Emeritus, Department of Physics & Astronomy, University of British Columbia; and

Arthur Pilla, Ph.D., Professor of Orthopedics at Mount Sinai’s School of Medicine in New York.

The medical and scientific advisory board now consists of five members including W. Stuart Maddin, M.D., and Jason Rivers, M.D.

In addition to its medical and scientific advisory board, the Company has retained regulatory consultant, Judi Weissinger, Ph.D., to assist the company with its application to the FDA.  Dr. Weissinger is president of Weissinger Solutions, Inc (WSI). The company provides strategic guidance of global regulatory applications for pharmaceutical, medical device, and biological products, preparing and reviewing regulatory submissions to ensure they meet filing and acceptability requirements. Melding science and regulations, WSI develops strategies designed to obtain rapid approval for entry into the marketplace in the United States.

Prior to founding WSI, Dr. Weissinger was Vice President of Regulatory Affairs and Worldwide Quality at RPR Gencell (formerly Applied Immune Sciences) and Director of Non-clinical Regulatory Affairs and Compliance at Glaxo Research Institute. She also held a number of senior positions at the Food and Drug Administration, including those of Head of Pharmacology/Toxicology at the Center for Drug Evaluation and Research, and Acting Deputy Director of the Office of Science and Technology in the Center for Devices and Radiological Health. While at the FDA, Dr. Weissinger was involved in the interpretation and implementation of the new device regulation revisions. Dr. Weissinger earned a B.Sc. in Chemistry/Chemical Engineering from the University of Iowa and a Ph.D. in Medical Science/Pharmacology from the University of New Mexico.

"I have served over 100 satisfied clients in the last six years," says Dr. Weissinger. "All regulatory requests for marketing and advisory committee presentations developed and coordinated by WSI have been successful."

During the third quarter members of the medical and scientific advisory board made two presententions:

Dr. Richard DeVillez to the South Central Dermatology Congress; and

Dr. Arthur Pilla to the San Francisco Biotech/Medtec Conference on September 25, 2002.

2.

DESCRIPTION OF BUSINESS

The Company owns patents relating to ETG (Electrotrichogenesis) and related devices that provide a clinically proven medical treatment for hair loss. ETG is a therapeutic approach to androgenetic alopecia or common baldness, in suitable candidates both male and female.  In a double-blind clinical study conducted at the University of British Columbia, treatment with the Company’s proprietary ETG device was shown to reduce hair loss and/or generate regrowth in the majority of participants (96%) enrolled in the study.  The Company is engaged in continuing research to expand the indications for ETG.  ETG treatments are presently available in ten countries throughout the world.

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Overview

During the first nine months of 2002, revenue increased by approximately $15,000 over the same period in 2001.  However, expenses increased by over $260,000 during the same period, resulting in an increase in the net loss of approximately $240,000 to $921,379 from $674,224.

The increased expenses were related primarily to an increase in legal, accounting and filing fees of approximately $56,000, and the addition of two new expenditure categories:  public relations of $82,265 and regulatory – health of  $149,958.  In addition, interest expense increased from $6,468 in 2001 to $26,320 in 2002, as a result of payment of $23,736 in interest on accrued salary paid to a director.  Interest on long-term debt increased from $12,094 to $31,575 reflecting an increase in long-term debt of approximately $312,000.  Tests and studies increased by $22,233 and travel by $12,633, reflecting increased levels of activity.  Reductions in investor relations, foreign exchange and consulting expenditures and modest variations in other expense categories resulted in a net increase of the net loss of the aforementioned $240,000.

The increase in legal, accounting and filing fees resulted from an increased level of focus on tax and intellectual property issues and some additional expenditures relating to the appointment of new auditors for fiscal 2001, which resulted in additional work in 2002.  General corporate and securities work increased as a result of changing regulations in both Canada and the United

States and an increased level of financing activity.  The public relations effort is tied to the publication in Psycho-Oncology, a peer reviewed medical journal.  Regulatory – health related to the health regulatory process in the United States.

Related Parties

Related party transactions are summarized as follows:

	2002	2001

Transactions during the year -

Salaries and consulting fees accrued or paid during the year

Consulting fees paid to companies controlled by common directors

Interest charges paid to a director of the company

	$224,373 - 23,736	$ 216,475 77,500 -
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.
Balance at Quarter end – Salaries, consulting fees payable to directors and companies controlled by directors of the company	59,282	229,524
The balances are payable on demand and have arisen from the provision of services referred to above.

Investor Relations

In December 2000 the Company entered into a financial public relations consulting agreement with Polestar Communications, Inc. of Florida.  The agreement was for a term of one year until December 31, 2001.  Consideration of US$66,000, was paid through the issuance of 2,000,000 common shares in the capital of the Company.  Polestar has agreed to continue to provide investor relations services to the Company until December 15, 2002 for no additional consideration.

Legal Proceedings

There are no legal proceedings by or against the Company.

SUBSEQUENT EVENTS

Subsequent to September 30, 2002 the Company entered into a Security Loan Agreement with a lender who owns 15% of the issued and outstanding common shares of the Company.  Under the terms of the agreement, the Company has a security interest over all of the Company’s assets, including all intellectual property.  This security interest ranks behind the security interest granted to the same lender, as described in the following section under Debt Financings.

Subsequent to the nine months ended September 30, 2002, the company agreed to issue to an individual placee, 83,333 units in its capital at a price of US$0.30 per unit for total proceeds of

US$25,000.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

5.

FINANCINGS

Debt Financings

As at September 30, 2002 the company had two convertible promissory notes outstanding.

The first convertible promissory note is issued to a lender who owns over 15% of the issued and outstanding common shares of the company.  As at September 30, 2002, total principal amount due under the convertible promissory note amounted to US$279,300 of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  This note will mature on August 31, 2005.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units issued by the company, each unit consisting of one common share and one common share purchase arrant.  Each warrant will entitle the holder to purchase one additional common share of the company at US$0.05 up to and including March 31, 2006.  Each US$0.05 of principal or interest outstanding at the time of conversion may be converted into one unit.  The company is not permitted to repay the principal and interest due under the note prior to August 31, 2005.

This note is secured by a general security agreement, under which the company has granted a security interest over all of the company’s assets, including all intellectual property.

The second convertible promissory note is issued on June 28, 2001 for US$10,000.  This convertible promissory note is unsecured, non-interest bearing and matures on June 28, 2005.  The holder of this convertible promissory note may convert the principal into 450,000 warrants.  Each warrant will entitle the holder to purchase one common share in the capital of the company at US$0.20 at any time prior to June 28, 2005.

No additional funds were advanced under either of these promissory notes during the nine months ended September 30, 2002.

As at September 30, 2002, the Company had one promissory note outstanding:

The promissory note is issued to a lender who owns over 15% of the issued and outstanding common shares of the Company.  As at September 30, 2002, total principal amount due under the promissory note amounted to US$160,000.  The note bears interest at a fixed rate of 10% per annum and will mature on January 4, 2004.

Equity Financings

During the nine months ended September 30, 2002, the company issued 666,667 units in its capital at a price of US$0.30 per unit for total proceeds of US$200,000 and agreed to issue 70,000 units in its capital at a price of US$0.30 per unit for total proceeds of US$21,000.  Subsequent to the nine months ended September 30, 2002, the Company agreed to issue 83,333 units in its capital at a price of US$0.30 per unit for total proceeds of US$25,000.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

Warrant Financings

On January 31, 2002, 1,650,000 warrants were exercised allowing the holder to purchase 1,650,000 shares at US$0.04 per share.

On January 31, 2002, 200,000 warrants were exercised allowing the holder to purchase 200,000 shares at US$0.15 per share.

6.

LIQUIDITY AND SOLVENCY

The Company had net positive working capital of $4,103 on December 31, 2001 as compared to a working capital deficiency of $155,611 on September 30, 2002.  This change occurred primarily because of:

a decrease of subscription receivable from $435,631 in 2001 to $105,420 in 2002; and

a decrease in trade and other accounts payable from $518,965 in 2001 to $366,867 in 2002.

Going Concern

The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $31,376,311 at September 30, 2002.  Therefore the Company’s ability to realize its assets and discharge its liabilities in the normal course of business is in question.  Accordingly, in order to carry on its operations, the Company is dependent on attaining profitable operations and/or obtaining additional financing and/or selling assets.